LoJack Corporation
200 Lowder Brook Drive
Suite 1000
Westwood, MA 02090

September 3, 2009

VIA FAX AND EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	LoJack Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed March 15, 2009
Form 10-Q for the quarterly period ended March 31 and June 30, 2009
File Number 1-08439

Dear Mr. Spirgel:

We have received your letter dated August 21, 2009 and are in the process of preparing responses to your comments.  As I discussed with Sharon Virga, Senior Staff Accountant, we plan to respond to your comments by Friday, September 11, 2009.

Sincerely,

/s/ Timothy P. O’Connor
Timothy P. O’Connor
Senior Vice President & Chief Financial Officer